SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2019

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Announcement with respect to Connect Transactions - Assets Transfer Agreements, dated August 9, 2019
2.1	Increase of Annual Cap for Continuing Connected Transactions – Network Assets Leasing Agreement and Continuing Connected Transactions in relation to Telecommunications Services, dated August 9, 2019

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•

the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

2

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	August 12, 2019	By:	/s/ Li Yue
			Name:	Li Yue
			Title:	Executive Director and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTIONS

ASSETS TRANSFER AGREEMENTS

THE ASSETS TRANSFER AGREEMENTS

The Board announces that on 9 August 2019, the Purchasers (being the subsidiaries of the Company in the Relevant Provinces) entered into the Assets Transfer Agreements with the Vendors (being the subsidiaries of CMCC in the Relevant Provinces), pursuant to which, the Purchasers agreed to acquire from the Vendors the Sale Assets, which comprise, among other things, the properties and buildings, land use rights, machinery and equipment, transmission pipelines and optic fibers in relation to the “Village Connect” project, at an aggregate consideration of RMB873,013,500 (equivalent to approximately HK$977,366,972).

Completion has taken place on 9 August 2019.

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. As each of the Vendors is a subsidiary of CMCC, each of the Vendors is also a connected person of the Company. Accordingly, the transactions contemplated under the Assets Transfer Agreements constitute connected transactions for the Company under Rule 14A.25 of the Listing Rules.

As the highest applicable percentage ratio in respect of the transactions contemplated under Assets Transfer Agreements on an aggregate basis is above 0.1% but below 5%, the transactions contemplated thereunder are classified as connected transactions under Rule 14A.76(2) of the Listing Rules which are only subject to the reporting and announcement requirements set out in the Listing Rules but are exempt from the independent shareholders’ approval requirement under the Listing Rules. Details of the Assets Transfer Agreements will be included in the annual report and accounts of the Company in accordance with Rules 14A.49, 14A.71 and 14A.72 of the Listing Rules.

THE ASSETS TRANSFER AGREEMENTS

The Board announces that on 9 August 2019, the subsidiaries of the Company in the Relevant Provinces (the “Purchasers”) entered into the Assets Transfer Agreements with the subsidiaries of CMCC in the Relevant Provinces (the “Vendors”).

Subject matter

Pursuant to the Assets Transfer Agreements, the Purchasers agreed to acquire from the Vendors the Sale Assets, which comprise, among other things, the properties and buildings, land use rights, machinery and equipment, transmission pipelines and optic fibers in relation to the “Village Connect” project.

Consideration

The aggregate consideration for the acquisition of the Sale Assets under the Assets Transfer Agreements is RMB873,013,500 (equivalent to approximately HK$977,366,972). The consideration was determined after arm’s length negotiations between the parties to the Assets Transfer Agreements with reference to the appraised value of the Sale Assets (being RMB873,013,500 (equivalent to approximately HK$977,366,972)) as set out in an assets valuation report prepared by an independent valuer using costs approach.

The consideration shall be paid by the relevant Purchasers, using internal resources, to the relevant Vendors in cash within 30 days after Completion and compliance with the related registration procedures.

Completion

Completion has taken place on 9 August 2019.

REASONS FOR AND BENEFITS OF ENTERING INTO THE ASSETS TRANSFER AGREEMENTS

Reference is made to the announcement dated 9 August 2018 of the Company where the Company announced, among others, that the Company and CMCC agreed to renew the Network Assets Leasing Agreement according to its terms for a term of one year commencing on 1 January 2019, and the annual cap for the transactions under the Network Assets Leasing Agreement for the year ending 31 December 2019.

Reference is also made to the announcement of the Company dated 9 August 2019 in relation to, among other things, the increase of annual cap for the Network Assets Leasing Agreement for the year ending 31 December 2019.

The Sale Assets, which comprise, among other things, the properties and buildings, land use rights, machinery and equipment, transmission pipelines and optic fibers in relation to the “Village Connect” project, are part of the telecommunications network operation assets leased by the Group from CMCC and its subsidiaries under the Network Assets Leasing Agreement.

After Completion, the Sale Assets ceased to be part of the telecommunications network operation assets leased by the Group from CMCC and its subsidiaries under the Network Assets Leasing Agreement and hence, leasing fees for the Sale Assets ceased to be payable by the Group to CMCC and its subsidiaries from Completion under the Network Assets Leasing Agreement.

The unaudited book value of the Sale Assets as of 31 May 2019 was approximately RMB337,955,100. The original costs of the Sale Assets were approximately RMB5,313,858,600. As the Sale Assets represented a very small portion of the assets owned by CMCC, the costs and expenses related to the Sale Assets are not separately accounted for and CMCC has not prepared any profit and loss statement solely in respect of the Sale Assets. As such, the amounts of the profit before and after taxation attributable to the Sale Assets for the years ended 31 December 2017 and 2018 are not known to the Group.

The acquisition of the Sale Assets will enable the Company to manage the Sale Assets and to consolidate the Sale Assets with its other network operation assets more effectively, thereby enhancing the overall efficiency of the Group’s network operation assets. As the Group shall cease to pay to CMCC and its subsidiaries the leasing fees for the Sale Assets after Completion, the acquisition of the Sale Assets will also reduce the costs of the Group and at the same time, reduce the volume of connected transactions between the Group and CMCC and its subsidiaries.

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. As each of the Vendors is a subsidiary of CMCC, each of the Vendors is also a connected person of the Company. Accordingly, the transactions contemplated under the Assets Transfer Agreements constitute connected transactions for the Company under Rule 14A.25 of the Listing Rules.

As the highest applicable percentage ratio in respect of the transactions contemplated   under Assets Transfer Agreements on an aggregate basis is above 0.1% but below 5%, the transactions contemplated thereunder are classified as connected transactions under Rule 14A.76(2) of the Listing Rules which are only subject to the reporting and announcement requirements set out in the Listing Rules but are exempt from the independent shareholders’ approval requirement under the Listing Rules. Details of the Assets Transfer Agreements will be included in the annual report and accounts of the Company in accordance with Rules 14A.49, 14A.71 and 14A.72 of the Listing Rules.

The Group had no other prior transactions with CMCC and its associates which required aggregation with the Assets Transfer Agreements under Rule 14A.81 of the Listing Rules.

As all the executive Directors also hold executive positions at CMCC, all the executive Directors have voluntarily abstained from voting on the board resolution approving the transactions under the Assets Transfer Agreements.

The Board (including the independent non-executive Directors but excluding the executive Directors who have voluntarily abstained from voting) is of the view that the Assets Transfer Agreements were entered into after arm’s length negotiation between the parties thereof, reflect normal commercial terms and is in the interests of the shareholders of the Company and the Company as a whole, and the terms for the transactions thereunder are fair and reasonable.

GENERAL INFORMATION

CMCC is a state-owned company established under the laws of the PRC and the ultimate controlling shareholder of the Company holding indirectly approximately 72.72% of the total issued and outstanding share capital of the Company. Through the Group, CMCC is the leading provider of telecommunications services in the PRC. The Vendors are the subsidiaries of CMCC engaging in the provision of telecommunication services in the Relevant Provinces.

The Group is the leading telecommunications services provider in China, which operates nationwide telecommunications networks in all thirty-one provinces, autonomous regions and directly administered municipalities in Mainland China and in Hong Kong. The Company is an investment holding company. The Purchasers are the operating subsidiaries of the Company in the Relevant Provinces.

This announcement contains translations between Renminbi and Hong Kong dollars at RMB0.89323 = HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“Assets Transfer Agreements”	the assets transfer agreements dated 9 August 2019 and entered into between the Purchasers and the Vendors
“Board”	the board of Directors of the Company
“CMCC”	China Mobile Communications Group Co., Ltd., a state-owned company established under the laws of the PRC, the ultimate controlling shareholder of the Company
“Company”	China Mobile Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange and American Depositary Shares are listed on the New York Stock Exchange
“Completion”	completion of the acquisition of the Sale Assets under the Assets Transfer Agreements
“Directors”	the directors of the Company
“Group”	the Company and its subsidiaries
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China
“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Network Assets Leasing Agreement”	the telecommunications network operation assets leasing agreement dated 18 August 2011 and entered into between the Company and CMCC, as renewed from time to time
“PRC” or “China”	the People’s Republic of China
“Relevant Provinces”

the provinces, autonomous regions and directly administered municipality of Beijing, Fujian, Henan, Hainan, Hebei, Liaoning, Shandong, Anhui, Jiangxi, Chongqing, Sichuan, Hubei, Hunan, Shaanxi, Shanxi, Jilin, Heilongjiang, Guizhou, Yunnan, Gansu, Qinghai, Guangxi, Neimenggu, Ningxia, Xinjiang and Xizang in the PRC

“RMB”	Renminbi, the lawful currency of the PRC
“Sale Assets”	the telecommunication network operation assets related to the “Village Connect” project acquired by the Purchasers from the Vendors under the Assets Transfer Agreements
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“%”	per cent.

By Order of the Board

China Mobile Limited

Yang Jie

Chairman

Hong Kong, 9 August 2019

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Li Yue and Mr. Dong Xin as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INCREASE OF ANNUAL CAP FOR CONTINUING CONNECTED TRANSACTIONS – NETWORK ASSETS LEASING AGREEMENT

AND

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO TELECOMMUNICATIONS SERVICES

INCREASE OF ANNUAL CAP FOR THE NETWORK ASSETS LEASING AGREEMENT FOR THE YEAR ENDING 31 DECEMBER 2019

The annual cap for the leasing fees payable by the Company to CMCC and its subsidiaries under the Network Assets Leasing Agreement for the year ending 31 December 2019 is RMB3,500 million (equivalent to approximately HK$3,918 million). The MIIT granted the basic telecommunications service operating permit for 5G to CMCC in June this year. In order to lay a solid foundation for the Company’s 5G development, the scale of Network Assets leased, especially convergence rooms and transmission pipelines for 5G business applications, will increase. Despite the acquisition of the telecommunication network operation assets related to the “Village Connect” project by the subsidiaries of the Company from the subsidiaries of CMCC pursuant to the Assets Transfer Agreements will eliminate the leasing fees for the remaining part of 2019 in respect of such assets, the annual cap for the year ending 31 December 2019 in respect of the Network Assets Leasing Agreement will still not be sufficient and therefore the Board decided that the annual cap for the year ending 31 December 2019 shall increase to RMB5,000 million (equivalent to approximately HK$5,598 million).

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO TELECOMMUNICATIONS SERVICES

The Board announces that on 9 August 2019, the Company and CMCC entered into the Telecommunications Services Agreement which shall expire on 31 December 2019, to govern the provision of telecommunications services by the Group to CMCC and its subsidiaries.

The annual cap for the transactions contemplated under the Telecommunications Services

Agreement for the year ending 31 December 2019 is set out as follow:

For the

Year Ending

31 December 2019

Telecommunications Services Agreement – telecommunications services charges receivable by the Group from CMCC and its subsidiaries	RMB2,000 million (approximately HK$2,239 million)

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. Accordingly, the transactions contemplated under the Network Assets Leasing Agreement and the Telecommunications Services Agreement constitute continuing connected transactions for the Company under Rule 14A.25 of the Listing Rules.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the each of the annual cap (as adjusted) for the amounts payable by the Company under the Network Assets Leasing Agreement for the year ending 31 December 2019 and the annual cap for the amounts receivable by the Group under the Telecommunications Services Agreement for the year ending 31 December 2019 is above 0.1% but below 5%, the transactions contemplated thereunder are classified as continuing connected transactions under Rule 14A.76(2) of the Listing Rules which are only subject to the reporting, annual review and announcement requirements set out in the Listing Rules but are exempt from the independent shareholders’ approval requirement under the Listing Rules. Details of the Network Assets Leasing Agreement and the Telecommunications Services Agreement will be included in the annual report and accounts of the Company in accordance with Rules 14A.49, 14A.71 and 14A.72 of the Listing Rules.

Reference is made to the announcement dated 9 August 2018 of the Company where the Company announced, among others, that the Company and CMCC agreed to renew the Network Assets Leasing Agreement according to its terms for a term of one year commencing on 1 January 2019, and the annual cap for the transactions under the Network Assets Leasing Agreement for the year ending 31 December 2019.

Reference is also made to the announcement dated 9 August 2019 of the Company where the Company announced that the subsidiaries of the Company in 26 provinces, autonomous regions and directly-administered municipality entered into the Assets Transfer Agreements with the subsidiaries of CMCC in such provinces, autonomous regions and directly- administered municipality for the acquisition of the telecommunication network operation assets related to the “Village Connect” project.

INCREASE OF ANNUAL CAP FOR THE NETWORK ASSETS LEASING AGREEMENT FOR THE YEAR ENDING 31 DECEMBER 2019

Pursuant to the Network Assets Leasing Agreement, the Company and its subsidiaries on the one hand and CMCC and its subsidiaries on the other will lease their respective telecommunications network operation assets (the “Network Assets”) to each other in return for a leasing fee (the “Assets Leasing Fees”).

The annual cap for the Assets Leasing Fees payable by the Company to CMCC and its subsidiaries under the Network Assets Leasing Agreement for the year ending 31 December 2019 is RMB3,500 million (equivalent to approximately HK$3,918 million). The MIIT granted the basic telecommunications service operating permit for 5G to CMCC in June this year. In order to lay a solid foundation for the Company’s 5G development, the scale of Network Assets leased, especially convergence rooms and transmission pipelines for 5G business applications, will increase. Despite the acquisition of the telecommunication network operation assets related to the “Village Connect” project by the subsidiaries of the Company from the subsidiaries of CMCC pursuant to the Assets Transfer Agreements will eliminate the leasing fees for the remaining part of 2019 in respect of such assets, the annual cap for the year ending 31 December 2019 in respect of the Network Assets Leasing Agreement will still not be sufficient and therefore the Board decided that the annual cap for the year ending 31 December 2019 shall increase to RMB5,000 million (equivalent to approximately HK$5,598 million).

The amounts of Assets Leasing Fees payable by the Company to CMCC and its subsidiaries under the Network Assets Leasing Agreement for the year ended 31 December 2018 and for the six months ended 30 June 2019 were RMB2,308 million (equivalent to approximately HK$2,584 million) and RMB857 million (equivalent to approximately HK$959 million), respectively.

As at the date of this announcement, the total Assets Leasing Fees paid by the Group under the Network Assets Leasing Agreement has not exceeded the annual cap stated in the announcement of the Company dated 9 August 2018.

Save for the increase in the annual cap for the Network Assets Leasing Agreement for the year ending 31 December 2019, the terms and conditions of the Network Assets Leasing Agreement remain unchanged.

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO TELECOMMUNICATIONS SERVICES

The Telecommunications Services Agreement

The Board announces that on 9 August 2019, the Company and CMCC entered into the Telecommunications Services Agreement to govern the provision of telecommunications services by the Group to CMCC and its subsidiaries. The Telecommunications Services Agreement has a term expiring on 31 December 2019.

Telecommunications services provided by the Group under the Telecommunications Services Agreement include (i) telecommunications project planning, design and consultation services; (ii) telecommunications project construction services; and (iii) maintenance services in respect of telecommunications facilities and equipment.

The provision of telecommunications services by the Group to CMCC and its subsidiaries in respect of individual projects will be subject to public tender process. The selection of contractor in the public tender process will be based on a number of factors including price, technical skills and overall capability and the telecommunications services charges will be determined in such public tender process. The pricing for the telecommunications services will be primarily based on market rates as determined through the public tender process and the relevant standards laid down in applicable regulations including “Budgets for Buildings and Buildings Complex Cabling System, Budgets for Installation of Mobile Telecommunications Equipment (as amended) (Xin Bu Gui [2000] No.904)”《建築與建築群綜合佈線系統預算定額、安裝移動通信設備預算定額（修訂）》 (信部規 [2000] 904號), “Notice on Further Relaxation on Professional Services Charges for Construction Projects (Fa Gai Jia Ge [2015] No.299)” 《進一步放開建設項目專業服務價格的通知》(發改價格 [2015] 299號) and “Notice on the Publication of Budgets, Fee Rates and Budget Planning Procedures for Information and Telecommunications Construction Projects (Gong Xin Bu Tong Xin [2016] No.451)”《關於印發信息通信建設工程預算定額、工程費用定額及工程概預算編製規程的通知》(工信部通信 [2016] 451號)” will be complied with. For individual projects where the public tender process is not applicable, the selection criteria and price determination mechanism will be similar to that applied in a public tender process.

Services charges for telecommunications project planning, design and consultation services will be payable by instalments or upon completion of provisions of services. Services charges for telecommunications project construction services will be payable by instalments, typically with 10% payable upon signing of relevant engagement, 70% over the course of the construction and the remaining amount payable upon completion and acceptance of the project. Services charges for maintenance services in respect of telecommunications facilities and equipment will be payable monthly.

In light of the 5G development in the PRC telecommunications industry, there are a number of telecommunications projects of CMCC which will be available for public tender and given the Group’s technical skills and overall capability, it is expected that the telecommunications services charges receivable by the Group from CMCC and its subsidiaries under the Telecommunications Services Agreement for the year ending 31 December 2019 shall not exceed RMB2,000 million (equivalent to approximately HK$2,239 million). Accordingly, such amount has been set as the annual cap for the telecommunications services charges receivable by the Group from CMCC and its subsidiaries under the Telecommunications Services Agreement for the year ending 31 December 2019.

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. Accordingly, the transactions contemplated under the Network Assets Leasing Agreement and the Telecommunications Services Agreement constitute continuing connected transactions for the Company under Rule 14A.25 of the Listing Rules.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the each of the annual cap (as adjusted) for the amounts payable by the Company under the Network Assets Leasing Agreement for the year ending 31 December 2019 and the annual cap for the amounts receivable by the Group under the Telecommunications Services Agreement for the year ending 31 December 2019 is above 0.1% but below 5%, the transactions contemplated thereunder are classified as continuing connected transactions under Rule 14A.76(2) of the Listing Rules which are only subject to the reporting, annual review and announcement requirements set out in the Listing Rules but are exempt from the independent shareholders’ approval requirement under the Listing Rules. Details of the Network Assets Leasing Agreement and the Telecommunications Services Agreement will be included in the annual report and accounts of the Company in accordance with Rules 14A.49, 14A.71 and 14A.72 of the Listing Rules.

The Group had no other prior transactions with CMCC and its associates which required aggregation with the Network Assets Leasing Agreement and the Telecommunications Services Agreement under Rule 14A.81 of the Listing Rules.

As all the executive Directors also hold executive positions at CMCC, all the executive Directors have therefore voluntarily abstained from voting on the board resolution approving the transactions under the Network Assets Leasing Agreement and the Telecommunications Services Agreement.

The Board (including the independent non-executive Directors but excluding the executive Directors who have voluntarily abstained from voting) is of the view that the Network Assets Leasing Agreement and the Telecommunications Services Agreement were entered into after arm’s length negotiation between the Company and CMCC and in the ordinary and usual course of business of the Group, reflect normal commercial terms and is in the interests of the shareholders of the Company and the Company as a whole, and the terms as well as the proposed annual caps for the transactions thereunder (including the increased annual cap for the Network Assets Leasing Agreement) are fair and reasonable.

GENERAL INFORMATION

CMCC is a state-owned company established under the laws of the PRC and the ultimate controlling shareholder of the Company holding indirectly approximately 72.72% of the total issued and outstanding share capital of the Company. Through the Group, CMCC is the leading provider of telecommunications services in the PRC.

The Group is the leading telecommunications services provider in China, which operates nationwide telecommunications networks in all thirty-one provinces, autonomous regions and directly administered municipalities in Mainland China and in Hong Kong. The Company is an investment holding company.

This announcement contains translations between Renminbi and Hong Kong dollars at RMB0.89323 = HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“5G”	Fifth Generation digital cellular mobile service
“Assets Transfer Agreements”

the assets transfer agreements dated 9 August 2019 and entered into between the subsidiaries of the Company in 26 provinces, autonomous regions and directly administered municipality in the PRC and the subsidiaries of CMCC in such provinces, autonomous regions and directly administered municipality for the acquisition of telecommunication network operation assets related to the “Village Connect” project

“Board”	the board of Directors of the Company
“CMCC”	China Mobile Communications Group Co., Ltd., a state-owned company established under the laws of the PRC, the ultimate controlling shareholder of the Company
“Company”	China Mobile Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange and American Depositary Shares are listed on the New York Stock Exchange
“Directors”	the directors of the Company
“Group”	the Company and its subsidiaries
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“MIIT”	the Ministry of Industry and Information Technology of the PRC
“Network Assets Leasing Agreement”	the telecommunications network operation assets leasing agreement dated 18 August 2011 and entered into between the Company and CMCC, as renewed from time to time
“PRC” or “China”	the People’s Republic of China
“RMB”	Renminbi, the lawful currency of the PRC
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Telecommunications Services Agreement”	the telecommunications services agreement dated 9 August 2019 and entered into between the Company and CMCC
“%”	per cent.

By Order of the Board

China Mobile Limited

Yang Jie

Chairman

Hong Kong, 9 August 2019

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Li Yue and Mr. Dong Xin as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.